By Mail
                            May 20, 2011

Vincent J. Di Stefano
Senior Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Rochdale Alternative Total Return Fund LLC (the “Registrant” or the “Fund”): File No. 811-22503

Dear Mr. Di Stefano:

This letter is being provided to you on behalf of Registrant and Rochdale Investment Management, LLC (“Rochdale”), which serves as Registrant’s investment adviser.  Its purpose is to respond to comments (“Staff Comments”) with respect to Registrant’s Registration Statement on Form N-2 (the “N-2”), which was filed with the Commission on December 13, 2010.  The Staff Comments were included in your letter dated January 14, 2011 (“Staff Comment Letter”).

Please note that a copy of this letter has been provided to the members of the Fund’s Board of Managers (“Board”) including those members of the Board (“Independent Board Members”) who are not “interested persons” of the Fund as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940 (“1940 Act”), as well as counsel to the Independent Board Members.

The Staff Comment Letter covers a wide range of areas.  While we have responded to each question as we thought appropriate, we did not seek to reproduce the extensive disclosure included in the Form N-2 or to provide an exhaustive analysis on the several legal issues raised in the Staff Comment Letter.  Accordingly, we reserve the right to supplement our responses and/or seek direct discussion with the staff  in order to resolve this matter.

For ease of reference, we italicized your original text and numbered the questions and responses.

We have not and do not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

GENERAL

The Fund will invest principally in life insurance policies (“policies”).

1) Please provide the staff with your legal analysis of why the Fund’s investments meet the definition of a security under the securities laws, and

At least one of the different types of insurance policies in which the Fund may invest has been determined by the Commission to be a security under the federal securities laws.  With respect to other types of insurance policies in which the Fund may invest for which clear guidance from the Commission and/or consistent treatment by federal courts does not exist, the Fund has taken the position that, absent express authority to the contrary, the most conservative approach is appropriate and desirable in order to ensure that the Fund may comply with federal securities laws.  In light of the foregoing, the Fund has determined that the Fund’s investments meet the definition of security under the securities laws.  Please note the following specific analysis undertaken by the Fund with respect to the principal types of insurance policies in which it may invest:

(i)           As stated in the Form N-2, the Fund may invest, without limitation, in variable life insurance policies and interests related thereto.  The Commission has determined that variable life insurance is a security under the federal securities laws,1 such that the sale of such a contract by its owner and the purchase of a variable life insurance contract by an investor, whether or not it is pooled with other contracts, would involve a securities transaction subject to the federal securities laws and the Commission’s jurisdiction.

(ii)           The Fund may also purchase interests in pools of life insurance policies issued by third parties and/or purchase life insurance policies directly from third parties.  The Commission has found that a security is created by pooling a group of life settlements and issuing interests in the pool or by forming a partnership or other investment vehicle to invest in life settlements.

(iii)           As stated in the Form N-2, the Fund will primarily invest in non-variable life insurance policies, which may include, without limitation, whole, universal, term, survivorship, group, and other types of life insurance policies.  While the Commission has not determined that non-variable life insurance is a security under the federal securities laws, federal courts have considered the question of whether fractional interests in non-variable life insurance contracts are securities under the 1933 Act. The two seminal cases in this area involved viatical settlement (a similar transaction to a life settlement but involves insureds with shorter life expectancies) and in both cases viatical settlement providers purchased life insurance policies from terminally ill patients and sold fractional interests in the policies (viatical settlement contracts) to investors. While both courts used the “Howey test” (prescribed in the Supreme Court’s decision in SEC v. W.J. Howey Co.)2 to determine whether a viatical settlement contract is an investment contract and therefore, falls within the general definition of a security, each court reached a different conclusion. Under the Howey test, whether a security exists depends upon the presence of three characteristics: (1) an investment of money; (2) in a common enterprise; made with (3) the expectation of profits derived solely from the efforts of others.  The absence of even one of these characteristics will prevent a financial interest from being considered

1 1933 Act Release No. 5360 (Jan. 31, 1973).

2 328 U.S. 293, 298-99 (1946).

 a security.3   In SEC v. Life Partners, Inc.,4 the D.C. Circuit concluded that the first two elements of the Howey test were satisfied, but that the third was not because the promoters’ efforts after the purchase were primarily “ministerial” in nature.  Therefore, the viatical settlements were not deemed to be investment contracts.  However, Life Partners has been criticized and other courts have rejected Life Partners’ distinction between pre- and post-purchase efforts and its conclusion that the success of the investment depends principally on the death of the viator.  In 2005, in SEC v. Mutual Benefits Corp.,5 the Eleventh Circuit used the Howey test and the Supreme Court decision of SEC v. Edwards6 to affirm the district court’s reluctance to follow Life Partners and conclude that courts must construe the term “investment contract” broadly to “encompass virtually any instrument that might be sold as an investment.”  Given that the question remains unresolved and absent explicit authority to the contrary, the Fund has determined that it is most prudent to follow the more conservative result in Mutual Benefits and view non-variable insurance policies as securities in order to ensure that the Fund is compliant with the federal securities laws.

(iv)           Although the Fund will endeavor to purchase complete ownership interests in each insurance policy in which it invests, the Fund may also purchase partial ownership interests in any particular insurance policy.  Since the cases brought by the Commission to date involved the sales of fractional interests in life insurance policies or groups of policies, it is unclear whether a federal court would hold that the sale of a single insurance policy wholly to one investor would constitute an offer or sale of a security under the 1933 Act.

2) how the Fund meets the definition of an investment company under section 3 of the Investment Company Act of 1940 (“ 1940 Act”). Your analysis should discuss how the Fund will purchase policies, i. e., directly from the insured or through a provider, the degree to which it will purchase whole versus partial interests in policies, and how much of the Fund’s assets will consist of non-variable policies.

The Fund falls squarely within the definition of an investment company, as set forth in Section 3 of the 1940 Act.7  Specifically, (i) the Fund is an “issuer” within the meaning of Section 2(a)(22) of the 1940 Act; (ii) the Fund proposes to engage in the activities identified in Section 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act; and (iii) as noted above, the various insurance policies the Fund will purchase are both a “security” within the meaning of Section 2(a)(36) of the 1940 Act and an “investment security” within the meaning of Section 3(a)(1)(C).

3 Deutsch Energy Co. v. Mazur, 813 F.2d 1567 (9th Cir. 1987).

4 87 F.3d 536 (D.C. Cir. 1996), reh’g denied, 102 F.3d 587 (D.C. Cir. 1996).

5 408 F.3d 737 (11th Cir. 2005).

6 540 U.S. 389 (2004).

7 Section 3(a)(1) defines an investment company as any issuer that (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; … or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section 3(a)(2) provides that the term investment securities “…includes all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority- owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) of this section.”

3) Include in your analysis why the Fund is not excepted from the definition of investment company by section 3(c)(5)(A) of the 1940 Act.

We do not believe that the exception from the definition of investment company afforded by Section 3(c)(5) is available to the Fund as the Fund is not “engaged in the business” of acquiring any of the instruments so listed.  Rather, the Fund’s investment objective is to invest in insurance polices.8

4) Please advise the staff whether the Fund requested an interpretation or ruling from the IRS regarding its proposed operations, including whether it could qualify as a RIC and the material tax aspects for an investor in the Fund.

The Fund has not requested an interpretation or ruling from the IRS regarding its proposed operation.  The Fund is organized as a limited liability company and will, for Federal income tax purposes, be treated as a partnership.  This “pass through” feature is similar to the tax treatment afforded to investment companies that elect RIC status.  Importantly, however, in light of the Fund’s investment objective and strategy, the Fund is not subject to the diversification requirements imposed under Subchapter M.

5) Also advise the staff whether FINRA has passed upon the terms of the offering.

The private offering of the Fund’s units has not been reviewed by FINRA and we are not aware of any requirement that such review be sought.  FINRA Rule 5110(b)(8) exempts private offerings made pursuant to Section 4(2) of the 1933 Act and/or Rule 506 promulgated pursuant to Regulation D from the requirement that offering materials be filed with FINRA for review.  Current Rule 5122, which was adopted in 2009, requires a private placement memorandum relating to a “Member Private Offering” (or “MPO”) to be filed with FINRA but this rule is not implicated by the private offering of the Fund’s units because as explained below, the Units are not being issued by a FINRA member or a “control entity.”

8 For your convenience, an analysis of Section 3(c)(5) in the context of the Fund is set forth below.  Section 3(c)(5) provides an exemption from the definition of investment company for any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses:  (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; or (C) purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.

The Fund is engaged in the business of investing in life settlement contracts (e.g., insurance policies), which is none of these things.  The Section 3(c)(5)(A) and (B) exemptions are intended for companies operating in the financing or factoring business, which the Fund is obviously not.

Rule 5122 currently defines MPO as a “private placement of unregistered securities issued by a member or control entity.”  The rule defines “control entity” as “any entity that controls or is under common control with a member, or that is controlled by a member or its associated persons.”  However, “control” exists in this context (in contrast to the definition of control applicable under Section 2(a)(9) of the 1940 Act, for example) only when a person holds “a beneficial interest, as defined in Rule 5130(i)(1), of more than 50 percent of the outstanding voting securities of a corporation, or the right to more than 50 percent of the distributable profits or losses of a partnership or other non-corporate legal entity.”9

Under the circumstances of the Fund’s offering, however, the rights to more than 50% of the distributable profits of the Fund will be held by individual clients of Rochdale and not by any FINRA member or other affiliate of Rochdale.  Therefore, Rule 5122 does not require review by FINRA here.

6) Please provide us with your legal analysis on the regulations, if any, applicable to the Fund, under the laws and regulations of the states in which it intends to do business.  In particular, confirm to us that the Fund’s proposed operations are fully consistent with the laws and regulations of the states in which it intends to do business. Your response should discuss whether the Fund, in purchasing directly from insureds, may be deemed a provider.

As disclosed in the Form N-2, the Fund intends to invest in life settlement policies.  The Fund will not purchase policies directly from the insureds. The Fund expects to purchaser policies through licensed providers.  Although life settlement laws vary from state to state, state insurance departments usually require life settlement providers to be licensed by the state’s insurance department, but typically do not require an investor that purchases from the licensed provider to be licensed by the insurance department.  The Fund is not required to have received any written approvals from any applicable state insurance regulatory agencies and has not sought any legal opinions from its counsel to that effect.

7)           Does the Fund have any written approvals from the applicable state insurance regulatory agencies or legal opinions from Fund counsel?

We are not aware of any requirement to seek written approval from any state insurance regulatory agency on behalf of the Fund given the Fund’s purpose of purchasing life settlement policies in the secondary market.   The Fund has not sought a legal opinion from outside counsel regarding state insurance regulations.

9 The SEC Release approving the relevant Rule 5122 amendments provides helpful clarification for applying the new rule, which differ from the definition of control in other securities law contexts:  “The power to direct the management or policies of a corporation or partnership alone (e.g., a general partner), absent meeting the majority ownership or right to the majority of profits, would not constitute “control” as defined in proposed FINRA Rule 5122.  For purposes of this definition, FINRA clarified that entities may calculate the percentage of control using a “flow through” concept, by looking through ownership levels to calculate the total percentage of control.  For example, if broker-dealer ABC owns 50 percent of corporation DEF that in turn holds a 60 percent interest in corporation GHI, and ABC is engaged in a private offering of GHI, ABC would have a 30 percent interest in GHI (50 percent of 60 percent), and thus GHI would not be considered a control entity under this definition.”  Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Order Approving Proposed Rule Change, as Modified by Amendment No. 2 Thereto, Relating to Private Placements of Securities Issued by Members, SEC Release No. 34-5959599 (Mar. 19, 2009).

8)           An important component of Fund operations is the ability to pay premiums on the policies in the Fund’s portfolio. Advise the staff and revise the disclosure to explain how the Fund will have sufficient liquidity to pay the premiums.

As disclosed in the Form N-2, the Fund intends to invest in policies that are expected to require ongoing payment of premiums in order for the policies to remain in force.  The Fund anticipates using the proceeds of maturing policies to fund, in whole or in part, such premium payments.  Also, as disclosed in the Form N-2, the Fund may seek additional investors to fund to make ongoing premium payments on policies or borrow from a financial institution or other private lenders.

9)           Advise us how the obligation to pay the premiums will be accounted for on the books of the Fund.

The Fund will not record as a liability on the Fund’s books and records the obligation to pay the premiums of the policies held by the Fund.  Since the Fund is not contractually required to make the premium payments, the Fund does not have an obligation that rises to the level of a liability.   However, the Fund expects to include a footnote in its financial statements that estimates the future premium payments on each of the policies.

10)           Is the obligation to pay an ongoing annual expense reflected in the statement of operations and the fee table?

See the revised Form N-2 for the revised fee table.

11)           Will the Fund segregate assets to cover the liability to make premium payments?

The Fund will not segregate its assets to cover future premium payments.  The future premium payments on an insurance policy are not considered senior securities  for purposes of Section 18(f)(2) of the 1940 Act since the insurance policies do not contractually obligate the policy owner to make premium payments.

However, as disclosed in the Fund’s Form N-2, the Fund may maintain a portion of its assets in money market instruments or cash to meet operational needs (including to make ongoing premium payments), as may be deemed necessary or appropriate by the Fund.

12)           Please advise us how the Fund will disclose its portfolio holdings of policies to unitholders in its periodic reports. Will each policy be identified and a summary of the pertinent data be included?

The Fund will disclose in its periodic reports to the unitholders a short description of the policy (e.g., the last 4 digits of the policy number), the face amount of the policy, and the name of the issuing insurance company.  The periodic reports will not contain the name of the insured or any other identifying information regarding the insured.

13)           Advise us what confidential information the Fund will receive about each insured, and whether the insured consents to the dissemination of that information by the Fund.

The fund will receive confidential medical and personal information about the insured.  The Fund will also receive life expectancy reports about the insured.  The provider will seek (and obtain) the consent of the insured to disseminate this information to purchasers (including the Fund) and financing entities.  However, the Fund does not intent to disseminate any such information which could identify an insured to its unitholders.

14)           Given the lack of a readily available market price for the policies, the ability of the Fund to fair value policies is critical. Please advise the staff in detail how the Fund will fair value the policies. How long have the methodologies to be employed by the Fund been used to value policies? How closely did the valuations correlate to the actual payments under the policies? Will the methodology employed by the Fund take into account unknown factors? Does it take into account the type of policy, such as a STOLI, where the legal risks to the Fund are increased? Explain more fully how the Fund will value a policy, where there are no reliable valuations, and there is no adequate medical information about the insured.

The Fund will fair value the policies as required by the 1940 Act.  When a policy is acquired by the Fund, the Fund will fair value each policy, initially and thereafter, by applying a discounted cash-flow model that takes into account the total expected remaining premium payments to maturity of the policy based on updated life expectancy data using the Fund’s target discount rate (which discount rate is set for each policy).   For purposes of evaluating the life expectancy of the insured, the Fund will use the average of the two highest of the three independent life expectancy evaluation reports (unless the Advisor determines that one of the two highest life expectancy evaluations is unreasonable based on the Advisor’s judgment, in which case the Advisor will use average of the other two life expectancy valuations).  These valuation methodologies result in a fair value that correlates with the actual payments under the policies.  The methodologies can take into account factors that become known to the Fund or the Advisor, but would be vetted with the Fund’s pricing committee before being included in the valuation methodologies.  The valuation methodologies described herein are applied to all the policies held by the Fund and since the Fund will not invest in policies resulting from STOLI transactions or group policies, the Fund does not need to take into account the different legal risks associated with the policies it owns.  The Fund is not aware of any reliable independent third-party sources it could use to compare its valuations.  It is unlikely the Fund will invest in a policy where there is inadequate medical information about the insured available.  Since the Fund is newly formed, the above valuation methodologies have been in use since the Fund’s formation.

15)           The methodology used by the Fund also needs to be filed as an exhibit to the registration statement; also include as an exhibit the methodology used by any life expectancy evaluation firms employed on behalf of the Fund.

Instruction 1 to Item 5(2) of Form N-2 states that, if it is impractical to state the price to the public of the securities being registered, the manner in which the price will be determined, including a description of the valuation procedures used in determining the price, should be concisely explained.  No mention is made in such item of a requirement to file as an exhibit to the Form N-2 valuation policies and procedures.  In addition, Item 25, which sets forth documents to be included as exhibits to the Form N-2 makes no mention of valuation policies and procedures.  Consequently, the Fund respectfully submits that it is not required under Form N-2 to file the valuation policies and procedures used to determine the market price for the policies.  Instead, the Fund, as required by Form N-2, has included a description of such policies and procedures for the information of prospective investors.

In addition, the Fund respectfully submits that it is not required under Form N-2 to file the methodology used by any life expectancy evaluation firms as an exhibit to the Form N-2.

16)           The disclosure states that Fund intends to purchase policies directly from insureds, but also discloses that it may purchase policies from providers, i. E., entities which purchase life insurance policies and in turn sell them to investors. Please advise the staff, in terms of percentage of assets, how much the Fund will invest in policies acquired through providers. How many providers will sell policies to the Fund? Are there any business relationships or connection between providers and the Fund?

The Fund will not purchase policies directly from insureds and the disclosure in the Form N-2 has been revised accordingly.  The Fund will purchase 100% of the policies through providers.  Currently, the Fund has engaged one provider to purchase policies - Financial Life Services, LLC (“FLS”).  FLS has also entered into a servicing agreement with the Fund in which FLS will provide certain administrative services to the Fund with respect to the purchased policies.  As disclosed in the Form N-2, the Fund expects to pay its providers an origination fee for each policy.  As disclosed in the Form N-2, the Fund will strive to purchase policies from multiple insurance companies in an effort to mitigate risk to the Fund due to deterioration in the claims paying ability of any particular insurance company.  However, the Fund is not restricted to buying policies issued by different insurance companies and all of the policies it purchases may be from a single insurance company.

17)           Does the Fund pay commissions or make other payments to a provider which sells policies to the Fund? Also, with respect to policies acquired both directly from the insured or from providers, please inform us what percentage of assets may be invested in the policies issued by any one life insurance company.

Yes.  Per the terms of an Origination Agreement between the Fund and FLS, the Fund will pay FLS for each policy purchased by the Fund 1% of the face value of the policy plus $5,000.

18)           While the Fund is nondiversified and may invest without limit in any one issuer, does the Fund have any policies to limit the amount of assets it may invest in the securities of any one issuer? In your discussion, please address the issue whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more insurance companies.

The Fund is not restricted as to the amount of its assets that may be invested in policies issued by any one insurance company.

An argument could be made under Rule 140 that if this were a public offering, the Fund would be an underwriter of the security – the insurance policy.  Rule 140 provides that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer … and the sale of its own securities to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of section 2(a)(11) of [the 1933 Act].”  However, the concept of “distribution” is generally limited to the context of a public offering.

19)           Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, should investors be given additional information about the life insurance companies obligated to make payments on the policies in which the Fund invests? Do the insurance companies need to be identified? Should investors have access to pertinent financial information?

The Fund respectfully submits that it would be impractical to incorporate into the Form N-2 current information about the life insurance companies that have issued the policies the Fund will purchase as the identities of the life insurance companies will not be known in advance.  The Form N-2 includes disclosure states that the Fund expects to purchase at least 90% of the policies from life insurance companies with A.M. BEST ratings of B+ or better.

20)           Is additional information also needed about the providers selling policies to the Fund?

See the revised Form N-2 for additional information regarding FLS.

21)           Please advise the staff whether the Fund has begun selling units.

The Fund has begun selling units.

OFFERING MEMORANDUM

Cover Page

22)           Please include the following significant risks associated with an investment in the Fund on the cover page to the offering memorandum:

•	Registered funds investing primarily in life settlements are novel and there is no history of performance of such investments,
•	Investing in policies is highly speculative,
•	The market for policies is relatively new and is undergoing change;
•	Policies are illiquid and cannot be readily sold;
•
Because there is no readily available market price, valuation of the Fund’s portfolio in policies, and the calculation of its net asset value, involves many assumptions and has the risk that the valuation may be wrong;

•	Investing in policies involves other risks, such as the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated;
•	Please conform the pricing table to the requirements of Item l.g. of Form N-2.

See the revised Form N-2.

23)           Given unitholders’ inability to liquidate their Fund units, is it not misleading to claim that the Fund is designed for investors with five to eight year investment horizons?

See the revised Form N-2.

24)           Since the Fund’s investment objective is long-term capital appreciation, is it not misleading to call it a “total return” fund?

We believe “total return” to mean not only the income received on a portfolio but also the capital appreciation on a portfolio.  We will revise the Form N-2 regarding the investment objective to include the income received on the Fund’s portfolio.

Summary of Fund Expenses

25)           Please substitute “other” for “these” in the last sentence of the narrative disclosure preceding the table.  Delete “hypothetical” from the first and third sentences of the paragraph immediately preceding the Example table.

See the revised Form N-2.

26)           Please disclose to the staff all items included in Other Expenses. Why is the estimate based on net assets of $60 million?

Included in the “Other Expenses” category are offering expenses; brokerage commissions; interest and fees on any borrowings by the Fund; fees and expenses of outside legal counsel, including foreign legal counsel, if any; independent registered public accounting firm; fees and expenses in connection with repurchase offers and any repurchases of Units; taxes and governmental fees (including tax preparation fees); custody fees; expenses of preparing, printing, and distributing prospectuses, SAIs, and any other material (and any supplements or amendments thereto), reports, notices, other communications to unitholders, and proxy material; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of unitholders’ meetings; expenses of corporate data processing and related services; unitholder record keeping and account services, internal accounting fees, fees, and disbursements; the Base Fees; the Servicer Fees; fees and expenses of the Board Members that the Advisor, the Distributor, or their affiliates do not employ; insurance premiums; fees for investor services and extraordinary expenses such as litigation expenses.  Please see the section in the Form N-2 titled “Other Expenses”.

The estimate provided in the Form N-2 is based on net assets of $60 million, which is the expected size of the offering of the Fund.

27)           The fee table discloses that the “Other” annual operating expenses will aggregate 200 basis points. In your response letter, please provide us with the assumptions and calculations for that amount.

The assumptions and the calculations for the “Other” annual operating expenses at 200 basis points are based on the $60 million expected size of the offering, that the Fund will purchase between 50 to 100 policies and an estimate of the fees described above in Response # 26.

28)           Does the line item for “other expenses” for the Fund include the premium payments made by the Fund on policies? If not, why not?

The line item for “other expenses” did not include the premium payments made by the Fund on the policies.  After additional consideration, we agree with the Staff that the premium payments made by the Fund on the policies should be included in the “other expenses” category.  See the revised Form N-2.

29)           If the cost of premiums is significant, relative to the other expenses of the Fund, the staff believes it would be more appropriate to make it a separate sub-category of “other expenses.” Does it include the cost of performing a life expectancy evaluation of the insured by one or more independent life expectancy evaluation firms?

The cost of premiums is expected to be significant relative to the other expenses of the Fund.  We agree with the Staff that it would be more appropriate to list the cost of the premiums as a separate sub-category of “other expenses”.  See the revised N-2.

The “other expense” category does not include the cost of performing a life expectancy evaluation as that cost is included in FLS’ service fee, which is included in the “other expense” category.

30)           The offering memorandum discloses that the Fund will leverage by different means, yet there do not appear to be any costs associated with leverage in the fee table. Please disclose unequivocally that it will not leverage in the first 12 months of operations, or disclose in the fee table the costs of the leverage it may employ in the first 12 months. For example, if the Fund may issue debt or preferred securities, the offering costs of the debt or preferred paid by unitholders must be included as a shareholder transaction expense to this offering, and an “interest expense” or “dividend payments to preferred” line must be added to annual operating expenses section. Please include in this disclosure a statement to the effect that, as unitholders will pay the costs of any issuance of preferred stock by the Fund, the net asset value of the Fund’s units will be reduced when preferred stock is issued.

See the revised Form N-2 that the Fund will employ leverage or issue senior securities during the first 12 months of its operations.

31)           Please conform the fee table to Form N-2’s requirements. The fee table should contain a line item for total annual fund operating expenses. Also, please modify the Performance Allocation line item to conform to standard practice: funds in the first year of operation generally enter “0” in the line, and indicate the amount of the fee in the caption.

See the revised Form N-2.

Summary

Use of Proceeds

32)           What is the basis for the assertion that the Fund will be able to invest the proceeds of the offering within 12 months? Please disclose the reasons for taking more than three months. See Guide 1 to Form N-2.

The Fund notes that Guide 1 to Form N-2 states that a longer time frame for the investment of proceeds may be allowable by the Commission where a registrant has a primary investment objective of investing in small businesses (i.e., issuers that have total assets of not more than $4 million and capital and surplus (shareholders equity less retained earnings) in excess of $2 million) because of the low trading volume of small business securities and the amount of financial analysis required for such investments.  The Fund respectfully submits that, like small business securities, life insurance policies and interests related thereto in which it may invest lack trading volume and require an extensive amount of financial analysis.  As stated in the Form N-2, currently no active trading market exists for life insurance policies and interests related thereto in which the Fund may invest.  In addition, the identification, analysis and acquisition of any such policies (including, without limitation, obtaining medical records, reviewing and assessing life expectancy estimates and negotiating the sale of each such policy) is a rather burdensome and time and labor intensive undertaking and the efforts required to acquire each such policy generally span several months.  Consequently, the Fund requests that the Commission consider and allow a longer time frame for the investment of proceeds of the Fund’s offering.

Accordingly, the Fund proposes to revise the Form N-2 to reduce the 12-month period to a 6-month period and will include a description of the reasons for taking more than 3 months.

Management of the Fund

33)           Performance Allocation - The disclosure in this section is not sufficiently clear; please revise it in plain English.

See the revised Form N-2.

34)           What is meant by the following: “the 10% Hurdle will be aggregated from year to year.”? Please clarify.

The statement “the 10% Hurdle will be aggregated from year to year” is intended to convey that the hurdle rate is cumulative based over the period an investor is invested in the Fund.

35)             Please clarify whether unitholders will actually receive distributions of net profits from the Fund, or the “allocation of net profits from the Fund sufficient to satisfy such Member’s 10% Hurdle” is merely imputed to the unitholders’ accounts.

As disclosed in the Form N-2, unitholders will not receive annual distributions of net profits.  The Performance Allocation disclosure is an allocation concept and is intended to establish capital account balances that reflect the economic split of the Fund’s assets between the unitholders and the Advisor.  As such, the unitholders will have a priority on the Fund’s net profits to the extent of the 10% Hurdle. Once a unitholder’s 10% Hurdle is satisfied, the Fund’s net profits for a given year allocable to such unitholder will be split between the unitholder and the Advisor in such amount that will permit the Advisor to receives its Performance Allocation.

36)           The disclosure indicates that “No transferee of any Units will succeed to any High Watermark Account balance ...” Please explain how this is consistent with Section 205 of the Investment Advisors Act of 1940. It appears to allow the Advisor to receive a performance fee more than once on the same assets should the value of the units decrease, then increase, after the Advisor has taken a performance fee.

We have structured the Advisor’s performance allocation from the Fund to be based on each individual investor’s investment in the Fund and to include a “high watermark” feature.  The high watermark does not permit the Advisor to receive a performance allocation on increases in value of an investor’s capital investment in the Fund until such increase in value is in excess of the highest net asset value such investor’s capital investment has previously achieved.   Therefore, as structured, the Advisor cannot receive a performance allocation more than once on the same investment of an investor in the Fund.

However, as you noted above, the Form N-2 states that “No transferee of any Units will succeed to any High Watermark Account balance ...”  The reason for this provision is that a transferee of an unit in the Fund is treated as a new investor and therefore the high watermark attributable to the transferor does not carry over to the transferee.  Accordingly, we do not believe, in this instance, that the Advisor is receiving a performance allocation more than once on the same assets from the same investor.

Allocation of Profits and Losses

37)           The disclosure indicates that “any Performance Allocation to be made from net profits otherwise allocable to a Member will be debited from the capital account and credited to a capital account for the Advisor solely for the purpose of receiving the Performance Allocation.” This provision does not appear to require the Fund to have realized gains less unrealized losses and depreciation. Please explain.

Correct.  The Advisor is entitled to receive a Performance Allocation from the Fund if there is a “Positive Allocation Change” to a unitholder’s capital account.  Please see the definition of “Positive Allocation Change” in the Form N-2 for how that amount is calculated.  The statement you refer to in the Letter is intended to describe that a Performance Allocation to the Advisor from a unitholder’s capital account will reduce the unitholder’s capital account.

Expenses

38)           What expenses “borne by the Advisor” are referenced in the first sentence of the first paragraph of this section?

See the revised the Form N-2 for a description of the expenses that the Advisor will bear.

39)           Please include in the disclosure a table illustrating the effect of leverage on the return to a unitholder of the Fund. Please clarify that the Fund will use leverage, and disclose all expenses to unitholders arising from the use of each type of leverage the Fund will employ.

The Fund will not employ leverage during the first 12 months of its operations.

40)           The subsection titled “other expenses” on page 39 of the prospectus includes the expenses associated with its investments in policies. Please disclose elsewhere in the offering memorandum the typical costs associated with investments in policies.

See the revised Form N-2.

41)           Does it include any commissions paid if the Fund purchases from providers or if the Fund purchases policies from insureds through other intermediaries such as life settlement brokers? Are these commissions “capitalized” as a spread in the purchase price? If the commissions are capitalized and not expensed, at an appropriate location in the offering memorandum disclose the typical or average commission paid on the purchase or sale of policies. Does it include the fees paid to doctors or others with whom the Fund may consult about the advisability of investing in, or selling policies?

Yes.  The category “other expenses” includes commissions paid by the Fund to providers.  These commissions are capitalized into the cost of the policy by the Fund.  The commissions vary depending on the life settlement contract being purchased.  The Fund respectfully submits that the typical or average commission paid not be disclosed explicitly in the Form N-2 since the commissions are negotiated separately for each transaction. The Fund seeks to pay the lowest commission rate it can negotiate and including any such ranges would limit the Fund’s ability to negotiate the rates.  The category “other expenses” does not include direct fees paid to doctors as those fees are paid by the provider and are taking into account in the origination fee with FLS.

Other Arrangements

42)           The first sentence of this paragraph is extremely confusing. Please revise it. Consider breaking it into smaller sentences.

See the revised Form N-2.

Investment Objective and Policies

43)           Please disclose and explain how the Fund would obtain capital appreciation through investments in policies.

The Fund may generate capital appreciation on its investment in policies if it purchases policies and then re-sells them for a price that is greater than the amount paid after taking into account the carrying costs of the policies.

44)           Please include in your discussion how the Fund is taxed and whether the capital appreciation only inures to investors if the price of the Fund units should increase.

The Fund is a “pass-thru” vehicle for Federal and state income tax purposes. Therefore, the Fund itself is not taxed.  Rather, the Fund passes through to the unitholders any taxable income, including the taxable income from the sale or disposition of the policies - that is, when there is a realization event.  The unitholders will experience an increase in the net asset value of their units if the value of the policies increase over time.

45)           Disclose that appreciation could only be realized in the event the Fund elects to repurchase units. Please explain why the Fund is expected to have low volatility and low correlation with the U.S. equity markets.

See the revised Form N-2.  The Fund expects to have low volatility as the price of the insurance policies are not expected to vary significantly over the expected holding periods.  The Fund also expects that the value of the insurance policies it invests in are not dependent on the movements of the U.S. equity markets.  The latter statement is relevant to prospective investors as the Fund has the potential to generate equity like returns without exposure or correlation to the equity markets.

46)           Please provide in the second paragraph of this section a complete list of the types of policies in which the Fund will invest.

See the revised Form N-2 for a complete list of the types of policies in which the Fund will invest.

47)           The disclosure indicates the Advisor will perform a due diligence review of the insured owners of policies, and describes the process in some detail. The employees of the Advisor identified in the disclosure appear not to possess any relevant experience. Who will actually perform the due diligence reviews? What relevant experience do these individuals possess? How many policies will be reviewed, by how many people, and in how much time? In light of the Advisor’s apparent lack of relevant experience, consider whether each item of disclosure in the registration statement that relates to the abilities of the Advisor is accurate. If the responsibilities attributed to the Advisor will, in whole or in part, be discharged by others, please provide appropriate disclosure.

As indicated in the Form N-2, employees of the Advisor were responsible for performing the due diligence review of the policies.  These individuals are seasoned investment professions, certified public accountants and attorneys and have prior experience in investment matters, including the secondary insurance market.  The Advisor’s staff includes more than 5 people focused on the due diligence process although the Advisor’s staff includes many more people.  The average time to review a policy is two to three business days.  Garrett R D’Alessandro will lead the Advisor’s investment team in the due diligence review process.  Mr. D’Alessandro is a seasoned investment professional and has been analyzing and investing in the insurance policy markets for a number of years.  The Advisor will review all the materials generated by the providers, including the medical and personal records, the life expectancy evaluations, and the financial condition of the issuing insurance company.   The Advisor expects to review 10 to 12 policies a month.

48)           Please identify the “independent life expectancy evaluation firms.” Disclose the fees they will receive; clarify whether the Advisor or the Fund will pay the fees. Please disclose whether the life expectancy evaluation occurs prior or post purchase of the policy, and what criteria the Advisor uses to select a life expectancy firm. Also, please disclose whether a broker makes an evaluation first, and the Advisor’s evaluation is merely a confirmation of that evaluation. Please disclose what qualifications the Advisor has in performing its own evaluation.  List all steps these firms will take in performing their evaluations. Describe physicians’ participation, and state when it occurs in the evaluation process.

The Fund will use the following three different independent life expectancy evaluation firms: AVS Underwriting, LLC, Fasano Associates, and 21st Services, LLC.  The life expectancy evaluation firms will receive standard market rates and such fees will be paid by the Fund.  The life expectancy evaluation occurs both prior to and post the purchase of the policies.  The provider will first seek out the evaluation firms reports prior to purchasing the policy, and the Fund will confirm on its own whether the provider used the appropriate evaluation in pricing the policy.

It is the understanding of the Advisor that the evaluation procedures of the life expectancy valuation firms vary.  In general, the life expectancy firms review the insured’s medical records and assign debits and credits based upon medical conditions, lifestyle issues (such as the level/frequency of exercise), and family history (medical conditions and mortality of close relatives).  The debits and credits are then factored into a proprietary model to determine the life expectancy of an insured.  The provider follows similar procedures to determine whether it will purchase a policy, but will analyze the data on the insured on its own.  The Advisor will similarly independently review and analyze the data generated by the provider and the independent evaluation firm in order to make an independent determination as to whether to invest in the policy or not.  The Advisor is well experienced in the methodologies used by the life expectancy firms and understands the basis of their computations on life expectancy.

49)           Disclosure, currently located at “Insurance Policy Risks, Inability to Predict the Life Expectancy of an Insured”, which describes the review process, rather than risk, should be moved to this section.

See the revised Form N-2.

50)           Will the same procedure be followed for each policy? If not, why not? Disclose the differences.

Yes.  The same procedure will be followed for each policy.

51)           What constitutes “an acceptable target internal rate of return”?

An acceptable target internal rate of return would be in the range of 15% or more.

52)           The disclosure indicates the Advisor will “strive to” purchase policies from multiple companies. Does this mean the Advisor may not be successful, and may only purchase policies from one company? Disclose the risks attendant with inability to buy policies from multiple companies.

Yes.  Although the Advisor will seek to purchase policies issued by more than one insurance company, the Advisor may not be successful in doing so.  See the revised Form N-2.

53)           The last sentence in the fourth-to-last paragraph of this section refers to the possibility that the Fund might make “distributions.” Please disclose in this section the circumstances under which the Fund might make such distributions.

The Form N-2 was drafted to provide the Advisor flexibility if it decided to make distributions to investors. See the revised Form N-2.

54)           In addition, this paragraph refers to income from the maturity of policies being used to pay premiums and other expenses of the fund. Are any other uses for this income anticipated?

The income from the maturity of the policies may also be used to purchase new policies or fund redemptions.  See the revised Form N-2.

55)           The offering memorandum discloses that the Fund may enter into repurchase agreements. Please revise the disclosure to say that the Fund may make loans through repurchase agreements.

See the revised Form N-2.

Use of Leverage

56)           Please disclose each type of leverage the Fund will employ, and disclose the principal risks of each type of leverage. Please disclose the maximum amount the Fund may leverage through preferred shares.

The Fund will not employ leverage during the first 12 months of operations.  The Fund may seek leverage from financial institutions or private lenders after the 12-month anniversary of the Fund commencing investment operations to purchase policies, but only if the Fund believes the use of leverage will enhance the returns to unitholders, and/or pay premiums.  The Fund will not seek leverage beyond the limitations set forth in the 1940 Act.  See the revised Form N-2.

Principal Risks

57)           Please disclose that the Advisor has never managed a registered fund.  Also, disclose the lack of experience of the Advisor in valuing and purchasing policies.

See the revised Form N-2.

58)           Disclosure on page 9 of the prospectus, in the “Investment Objective and Policies” section, states that the Fund is expected to have low volatility. However, in the “Principal Risks” section the disclosure states that the value of investment in the Fund “may fluctuate significantly.” Please reconcile.

The Fund respectfully submits that the provisions are not inconsistent.  The disclosure on page 9 expresses the Advisor’s expectation of the investment strategy.  The Principal Risk factors disclosure covers the inherent risk of the Fund’s investment strategy.  However, we will clarify the risk factor disclosure in the revised Form N-2.

59)           Since Fund units are not marketable at all by unitholders, delete disclosure indicating units are “not readily marketable” or “less liquid”; state clearly that the units are illiquid.

See the revised Form N-2.

60)           Please disclose that there is no guarantee that the Fund will ever offer to repurchase units, or that the Advisor will permit sales of units by unitholders to third parties.

See the revised Form N-2.

61)           Leverage Risk - Please include disclosure that during periods in which the Fund is using leverage, the fees paid to the Advisor for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s gross assets, including the proceeds from the issuance of preferred shares and/or borrowings.

As disclosed in the Form N-2, the Fund will pay the Advisor an investment management fee calculated on the “net assets” of the Fund.  Therefore, the fees paid to the Advisor for investment advisory services will not be higher as a result of the Fund using leverage.

62)           Also disclose that the Fund’s issuance of preferred shares may alter the voting power of unitholders.

See the revised Form N-2.

63)             Disclose that capital raised through leverage will be subject to distribution and/or interest payments, which may exceed the income and appreciation on the assets purchased and that the issuance of preferred shares involves offering expenses and other costs and may limit the Fund’s freedom to engage in other activities. Disclose that leveraging is a speculative technique that will increase the Fund’s exposure to capital risk.

See the revised Form N-2.

64)           Valuation Risk - The disclosure indicates market quotations will not be readily available for the policies in which the Fund invests.  How will market quotations be available at all?

See the revised Form N-2.

65)           Clarify whether the Fund will use independent pricing services to price policies; if it will, identify the service providers, and describe the assistance they will provide.

No.  The Fund will not use independent pricing services.

66)           Identify the “many factors” that could negatively influence the price at which the Fund could sell a policy.

See revised Form N-2.

67)           Why is the Advisor’s inexperience not disclosed here?

See the revised Form N-2.

68)           Which of the Fund’s assets will not be priced using fair value procedures?

The Fund expects to use fair value procedures for all its assets.

69)           The disclosure indicates that a conflict may arise with respect to the Advisor’s responsibilities for fair valuation of assets and its performance allocation fee. Fair value should be based on procedures adopted by the board, the majority of which should be disinterested; how does the Fund resolve this conflict?

Although the Fund’s board of managers is ultimately responsible for determining the fair value of the Fund’s assets, the Fund’s board of managers rely on the Advisor to assist it in satisfaction of their duties.  In computing the fair value to be reviewed and signed-off on by the Fund’s board of managers, the Advisor will follow the Fund’s valuation procedures, but those procedures, to some extent, are subjective.  This conflict is inherent in most fund’s that have a performance allocation, but is mitigated to an extent by the independent board of managers review.

70)           Cash Management and Defensive Investing - Please disclose that the Fund may be unable to sell its portfolio of policies in time to meet the need which prompts the temporary defensive position.

The Fund may hold cash without investing it first in policies.  See the revised Form N-2.

71)           In this regard, disclose why the Fund would assume a temporary defensive position. Given the disclosure to the effect that the returns on policies are generally not correlated with other investment markets, and disclosure that the Fund reserves the right to take a temporary defensive position due to adverse market conditions, please explain the correlation between the portfolio of the Fund and the market.

See the revised Form N-2.  The Fund would expect to take a temporary defensive position if the secondary market for insurance policies becomes less robust or the Advisor determines that the Fund needs a cash reserve to satisfy future premium obligations.

72)           Tax Risks - This section refers to proceeds from maturity of policies being paid to unitholders as distributions. On page 10 of the prospectus, in the “Investment Objective and Policy” section, the prospectus refers to proceeds from maturity of policies being used to pay premiums or other expenses of the Fund. Please clarify and explain fully the anticipated uses of proceeds from maturity of policies and the resulting effect on the Fund’s net asset value.

See the revised Form N-2.

73)           Privacy Law Risks - Is it a risk to the Fund that it may be sued for violating privacy law if it should release confidential information about insured? [On page 9, in the “Investment Objective and Policies” section, the disclosure states that the Advisor will perform a due diligence review of whether the current medical condition of the insured is available and that a family medical history is available. The “Privacy Law Risks” section, however, refers to the possibility of incomplete medical information as a result of privacy laws. Please reconcile and clarify the extent to which medical histories of insureds are available for the purpose of estimating life expectancies. Please clarify the extent to which privacy laws and other factors limit the availability of such information in the context of the process of estimating life expectancies.

Yes.  There is a risk to the Fund of being sued if the privacy laws are violated.   The privacy laws vary from state to state and therefore, we cannot determine what information regarding an insured will be available to the Fund.  However, the Advisor will seek waivers from the insured that may permit the Advisor access to the medical information that is otherwise protected under the privacy laws, but there is no guarantee such waivers will be granted.  We will revise the disclosure accordingly.

74)           Government Regulation - Please disclose that Congress, Federal regulatory authorities, and the states are investigating and may enact laws regarding the life settlement market. Also explain what “impact” future laws or regulations may have on the ability to purchase policies.

See the revised Form N-2.

75)           Contestability of policies -- The disclosure states that the fund will perform “extensive steps” to insure against the contestability of the policies. Please describe and explain these steps.

The Advisor will perform an internal analysis regarding the contestability of policies prior to purchasing the policies based on its understanding of the law in this area.  The Advisor will consult with outside insurance counsel if necessary.

76)           In this section or later in the offering memorandum, discuss whether the Fund will litigate cases where the insured denies benefits because of a lack of insurable interest. Discuss the standing of the Fund in those cases, and recent judicial and legislative developments with respect to STOLIs.

The Fund does not anticipate any litigation, but is prepared to litigate if it deems it is in the best interests of the unitholders.  The Fund will not invest in STOLI policies.

77)           Also disclose here and at other appropriate locations that there may be legal and other costs, even in a successful case when there is contestability of the insurance coverage.

See the revised Form N-2.

78)           Credit Rating -- Explain why fluctuations in market value would be relevant to the risk inherent in a given insurance company.

Fluctuations in market value is relevant to the risk inherent in a given insurance company because a decline in market value may indicate that the insurance company has potentially significant liabilities or is unable to meet its working capital needs.  See the revised Form N-2.

79)           Creditworthiness of the Issuing Life Insurance Company -- If accurate, state that state guarantee funds will generally not cover the full value of death benefits of the policies in which the Fund is expected to invest.

See the revised Form N-2.

Servicer

80)           It appears that FLS will provide “administrative services” not including valuation of polices; is this accurate?

Yes.  FLS has entered into a service agreement with the Fund in which FLS will provide various administrative services to the Fund with respect to the policies.  FLS will: maintain copy of each of the relevant and material documents that comprise the insurance policies; maintain copies of (i) all documents evidencing the transfer, assignment and change of owner and change of beneficiary of each of the insurance policies and (ii) to the extent delivered to FLS, all documents evidencing prior transfers, assignments and change of owner and change of beneficiary of each of the insurance policies; on or about each January 1st and July 1st, commencing January 1, 2011, obtain medical records, life expectancy reports and a mutually agreed, third-party actuarial analysis on each insurance policy and other financial product relating to life insurance policies in the portfolio; monitor insurance premium billings received from and premium payments paid to the insurance companies with respect to each of the insurance policies; based on information provided by the applicable insurance companies, inform the Fund on the amounts due in respect of premium payments, the dates such premium payments are due and the relevant wire transfer instructions, or addresses, to which premium payments should be sent for the insurance policies; following each premium due date, confirm with the applicable insurance company that (i) the premium was received, and (ii) the premium was credited to the correct insurance policy and provide the Fund with a copy of any written confirmation thereof; at least once every calendar year, obtain a policy illustration for each of the insurance policies in order to monitor the cash balance (if any) accrued for each life insurance policy.  FLS will also provide certain tracking services with respect to the insured under each insurance policy.

81)           Are fees paid to FLS reflected in the fee table? Please explain.

The fees to be paid to FLS are reflected in the fee table.

82)           Since FLS is not described as a life settlement provider for the Fund, please explain why the disclosure references life settlement provision operations of FLS, or delete the disclosure. If FLS has sold policies to the Fund, please describe the terms of the sales.

See the revised Form N-2.  FLS is a provider of life settlement contracts for the Fund.  FLS has sold policies to the Fund pursuant to an origination agreement.  The terms of the sale include a purchase price equal to the cost of the policy paid by the provide plus the 1% origination fee plus any related escrow expenses, costs or fees.   In addition, the origination agreement includes standard representations and warranties from each of the parties, grants access to the Fund of all information obtained by FLS with respect to the policy, standard confidentiality provisions and indemnification obligations by each party.

83)           Review of the registration statement as a whole could lead a reader to conclude that the relationship between the Advisor and FLS is not fully or accurately disclosed. Is this so? If so, please provide complete disclosure. Will FLS sell or broker policies to the Fund? If so, please disclose the terms of the arrangement with specificity.

See the revised Form N-2.

84)           What is the relationship between the price paid by the life settlement provider to the insured and the price paid by the Advisor or the Fund to the life settlement provider? Between the price paid by the Advisor or Fund and the valuation of the policy as an asset of the Fund? Will the Fund buy policies from insureds through life settlement brokers? If so, what commissions does the Fund expect to pay for the brokers’ services? Will the Fund be able to determine the price paid to the insured by any intermediaries? Will the Advisor assign to policies life expectancies different from those made by life settlement providers or other evaluators? Please explain.

Per the terms of the origination agreement, the Fund will pay the provider the following amounts for a policy: the cost paid by the provider for the policy, plus the origination fee, plus any related escrow expenses, costs or fees.  The Fund will record the full cost of the policy it paid on its books and will value the policy in accordance with its valuation procedures.  The Fund will not purchase policy through brokers.  In accordance with its valuation procedures, the Fund will use the average of the two highest life expectancy rates published by the three independent life expectancy evaluation firms disclosed in Response # 48.

85)           Please attach as exhibits to the registration statement all contracts between the Fund and any life settlement providers or other intermediaries through whom the Fund will obtain policies, such as life settlement brokers.

See the revised Form N-2.

86)           Please advise the staff whether the Advisor has any business dealings with the settlement providers, or any other intermediaries through whom the Fund will obtain policies such as life settlement brokers, independent of the Fund.

The Fund has entered into a service agreement with FLS in addition to the origination agreement.

Purchase of Units; Transfer of Units

87)           Why will the Offshore Fund invest in the Fund?
The Offshore Fund is intended to be a feeder fund organized in the British Virgin Islands for certain offshore clients of the Advisor who maintain investable assets outside the United States.  In reliance on Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended, the Offshore Fund will invest 100% of its assets in the Fund.

Investment Objectives and Policies

88)           Please clarify what strategies are fundamental, and which policies or strategies can and cannot be changed without unitholder vote. With respect to nonfundamental policies, disclose whether the Fund will provide any advance written notice to unitholders.

The current Form N-2 states that “the investment objective of the Fund is not fundamental and may be changed by the Board without the approval of the Unitholders”.  See the “Investment Objective and Policy” in the current Form N-2.  Notwithstanding the foregoing, the Fund will revise the current Form N-2 to state that “the Fund’s investment objective of seeking long-term capital appreciation and current income through the purchase of life insurance policies is fundamental and may not be changed without Unitholder approval and, except for this, the Fund’s investment objective and strategy may be changed without Unitholder approval”.  See the revised Form N-2.

The Fund is not obligated to provide advance written notice to unitholders of a change to a nonfundamental policy.

89)          Please disclose what is meant by “multiple” insurance companies. Disclose the Fund’s policy on the limitations on the amount invested in the policies of any one insurance company. If there is no limitation, please disclose and expand the risk disclosure appropriately. Please include all the information needed by an investor to make an informed investment decision.

The term “multiple” as used in this context refers to more than one insurance company.  The Fund does not have a strict limit on the amount of its assets that can be invested in any one insurance company.  See the revised Form N-2 for additional disclosure on this point.

90)          In order for the investor to understand the nature of investing in policies, please expand the disclosure here, or in another location deemed more appropriate by you, and discuss the nature of the policy market, the participants, the depth of the market, and a comparison of the policy market to other markets in which American consumers typically invest, both today and over the recent past.

We will add the following disclosure:

“The size of secondary market for life insurance policies is not entirely known, as there is no statutory or regulatory required reporting and such information is not shared voluntarily by industry participants.  Assessing the size of the market is further clouded by the fact that most participants are private investors who focus on a particular segments of the market and generally are not known widely in the industry.”

91)          The disclosure states that “The Advisor expects the Fund’s portfolio to include no less than 90% of policies where the issuing insurance company is rated B+ or better by AMBEST . . “ What does the phrase “The Advisor expects” mean?

The phrase “The Advisor expects” means that the Advisor intends to have at least 90% of the policies purchased on behalf of the Fund to be issued by insurance companies that have a rating of B+ or better by AMBEST, however, the Advisor is not required to meet this 90% threshold.  See the revised Form N-2.

92)          When may the Fund purchase policies rated lower than B+?

The Fund may purchase policies issued by insurance companies with a lower than B+ rating by AMBEST at any time in the Fund’s discretion.

93)          How much may the Fund invest in policies that are not rated, but on which the Advisor makes a determination of creditworthiness?

The Fund may purchase policies issued by insurance companies that are not rated at any time, but the Fund does not expect to purchase such policies.

94)          Will the Fund invest in policies on which the insured is under the age of 65?

The Fund is not restricted from purchasing a policy in which the insured is under the age of 65.

95)          Please clarify and explain how insurance companies are rated.

The rating methodology that A.M. Best uses is a very detailed and lengthy.  For a description of the principal methodology used in determining these ratings see Best’s Credit Rating Methodology - Global Life and Non-Life Insurance Edition at http://www.ambest.com/ratings/methodology, which provides a comprehensive explanation of A.M. Best’s rating process and highlights the different rating criteria employed.  The Fund respectfully submits that the additional disclosure requested by the Staff in the Form N-2 is not required.

96)          Please disclose the risk of relying on rating agencies.

See the revised Form N-2.

97)          Will the Advisor perform its own analysis of the creditworthiness of insurance companies?

Yes.  The Advisor will analyze the creditworthiness of the insurance companies issuing the policies the Fund may purchase.

98)          Disclose the Fund’s policy with respect to insurance companies that are downgraded after investment.

The Fund has not adopted a formal policy with respect to its actions in the event an insurance company’s rating is downgraded after purchasing a policy. The Advisor will re-evaluate its investment thesis in the policy at such time and may decide to hold the policy or seek a sale of the policy depending on its analysis at such time.

99)           How many policies will the Fund purchase?

The Fund is expected to purchase over its term 50 to 100 policies.

100)          Please disclose how the Fund will value policies if there is no authorization under HIPAA for the Advisor to view sensitive information.

The Fund does not expect to purchase a policy if there is no authorization under HIPAA.  See the revised Form N-2.

101)           The disclosure indicates the weighted average life expectancy of the policies will not exceed eight years. Is this a Fund policy? Why eight years? What would happen were the weighted average life expectancy to increase?

It is not a Fund “policy”.  Rather, it is an expectation of the average life expectancy of the insured under the policies to be purchased by the Fund.  See the revised Form N-2.

102)           Disclose whether the Fund is a “provider” under state law, and would need to be licensed with state insurance regulators and be subject to state insurance regulation. Also, if there are issues with regard to the licensing under state insurance laws that create risk, the risks should be disclosed here and in the risk factor section.

The Fund will not be a “provider” under state law.  If the Fund were deemed to be a provider, then it would likely need to be licensed under the laws of the state in which it purchases policies.

103)           Please disclose all types of policies in which the Fund will principally invest. Please give percentages or descriptions of how much will be invested in each, or limitations on the amount it may invest. Does the Fund have any policies or strategies about the nature of any medical conditions or health status of the insured or other criteria in selecting which policies to purchase, or when a policy will be sold?

The Fund generally expects to invest in the following types of life insurance policies: whole, universal, variable universal, term, variable term, suvivorship.   See the revised N-2 in the section titled “Investment Objective and Policies”.  The Fund is not restricted as to how much of its assets can be invested in any one type of life insurance policy.  The Fund will not invest in policies in which the insured has a terminal illness and is expected to die within two years.  If the Fund discovers a material change in the health condition of an insured, the Fund will evaluate at that time whether it desires to continue to own the policy.

104)           Please state whether the Fund has any policy on which states an insured may or must reside. Also, please state whether the insureds subject to the policies held by the Fund may be located in a small number of states.

The Fund will only purchase policies in states where the provider is licensed or otherwise authorized to do business.  See the revised Form N-2.

105)           Will the Fund invest in group policies? If so, please provide appropriate disclosure.

The Fund will not invest in group policies.  See the revised Form N-2.

106)           Are there any conditions on the termination of the policies by the employer or entity paying the premiums on the group policy? Will the Fund invest in group policies where the insurer, employer or group can freely terminate the policy? Disclose the limits, if any, on the amount of assets the Fund may invest in group policies, as well as all the applicable risks.

The Fund will not invest in group policies.

107)           Please disclose whether the Advisor has any means to detect whether a policy it contemplates purchasing was issued as a result of a STOLI transaction. For example, state whether the Advisor considers premium financing to be an indicator of a STOLI transaction and whether the Advisor is involved in any way in the issuance of policies by insurers to insureds.

The Fund will not invest in polices resulting from a STOLI transaction.  See the revised Form N-2.

108)           Please disclose how readily available the policies in which the Fund invests are in comparison to all life insurance policies.

The life settlement policies in which the Fund will invest are comparable to typical individual life insurance policies.

109)           Please disclose whether and how insurance premium financing transactions and insurance premium finance companies are related to the Advisor’s purchase of life insurance policies. Please describe premium finance companies. Please disclose whether the Advisor is involved in any way in providing or arranging for premium financing transactions.

Neither the Fund nor the Advisor is affiliated with any insurance premium finance company. Neither the Fund nor the Advisor will engage in insurance premium financing transactions.

Principal Risks

110)           Performance Compensation - Please define `unrealized appreciation’ as used in this disclosure.  How will it be calculated?

“Unrealized Appreciation” as used in the Form N-2 means the positive change in value that a policy will experience once it is sold.  It is calculated as the difference in the current estimated value of the policy and the sum of the cost basis of the policy and the premiums paid on the policy and other expenses.  See the revised Form N-2.

111)           Leverage Risk - Please delete the third and fourth sentences of this paragraph, and the first part of the fifth, ending at the comma, as they do not constitute risk disclosure.  Please include all leverage risk disclosure previously requested in this letter.

See the revised Form N-2.

112)           Valuation Risk - Please delete the first five sentences of this paragraph, as they do not discuss risk.

See the revised Form N-2.

113)           Dilution Risk- This is a principal risk of investing in the Fund; accordingly, please include disclosure of it in the Summary.

See the revised Form N-2.

114)           In the subsection Refusal to Pay Benefits on Certain Policies, please list the “certain” policies to which reference is made.

The Advisor is not aware at this time which policies insurance companies may refuse to pay death benefits.  Therefore, the disclosure of which policies an insurance company may refuse to pay on is not practical.

115)           Does the Fund anticipate being a party to litigation when an insurer refuses to pay benefits? Disclose the risks of increased Fund expenses due to litigation, both as plaintiff and defendant.

No.  The Fund does not anticipate being a party to litigation.  See the revised Form N-2.

116)           May the Fund sell a policy where the insured has refused payment?

No.  The Fund is not expected to sell a policy where the insurance company has refused payment.  In such instance, the Fund should be entitled to recoup its prior premium payments.

117)           Is there any market for policies where the insured has denied coverage?

The Fund is not aware of the existence of a market for policies where the insurance company has denied coverage.

118)           Also disclose that a refusal to pay not only results in an inability to make distributions, but it will result in a loss to the Fund and net asset value will drop. Please make similar disclosure revisions to other sections of the offering memorandum which suggest that a loss to the Fund only impacts the ability to make distributions, such as Creditworthiness of the Issuing Life Insurance Company and Delays in Payment and Refusal to Pay Benefits on Certain Policies.

See the revised Form N-2.

119)           Please disclose that the Fund’s ability to make repurchases may negatively affect its NAV.

See the revised Form N-2.

120)           Please state that if there is no settlement of a policy, there could be a total loss to the Fund.

See the revised Form N-2.

121)           Please add that there is a risk of decline in demand for policies.

See the revised Form N-2.

122)           Please discuss the competition, if any, in purchases of policies by insurance premium finance companies.

See the revised Form N-2.

123)           Please disclose, if accurate, that a lack of insurable interest claim survives the end of the contestability period. Disclose the other exceptions. Please disclose whether the term for contestability is known for certain in each state.

See the revised Form N-2.  The lack of an insurable interest claim can survive the end of the contestability period in most states.  This is a state by state issue, however, to our knowledge, both New York and Michigan are exceptions to the foregoing.  The term for contestability is generally known in each state.

124)           Performance Allocation -- Please explain the statement that the Advisor will only be permitted to withdraw the Performance Allocation from the Fund at the same time the Member’s units are redeemed or distributions made to members. Elsewhere, disclosure states that members’ units are not redeemable, and indicates that distributions may never be made.

The Advisor has restricted its ability to withdraw the Performance Allocation is receives from the Fund to those times in which the Fund is offering liquidity to the investors.  Given the illiquid nature of the Fund’s investments, we determined that the Advisor should be treated similarly to the investors.

Portfolio Transactions

125)           Why are the expenses described in the third paragraph considered transactional? They appear to relate to the core functions the Fund pays the Advisor to perform. Why are they borne by the Fund, rather than the Advisor?

The expenses listed in the third paragraph of the “Portfolio Transactions” section are Fund expenses.  We have included those expenses as Fund expenses as transactional expenses because they are similar to expenses a private equity fund would incur in purchasing a private company or a real estate fund would incur in purchasing real estate.  In both those instances, the expenses of purchasing an investment on behalf of the fund are treated as transaction expenses and borne by the fund.

126)           Are these expenses disclosed in the fee table?

The portfolio transaction expenses are not disclosed in the fee table as they are transaction expenses as the amounts thereof are not determinable until the investments are made.  In addition, the portfolio transactional expenses are expected to vary depending on the policy.

127)           Please explain the “origination fee” to be paid by the Fund in connection with the purchase of certain policies. Why would the Fund have to pay this fee in connection with the purchase of certain policies and not others? With regard to policies for which the Fund will incur an origination fee, will the Fund also have to pay commissions to intermediaries?

The “origination fee” is a fee that the Fund is expected to pay to third parties that assist the Fund in identifying policies to purchase.  The market for life settlement policies is not formalized and therefore indentifying willing sellers can be difficult.  As such, the Fund may need to compensate originators for identifying willing sellers.  In addition, origination fees are not standardized and are open for negotiation.  Finally, the Advisor may locate willing sellers of policies on its own and therefore the Fund would not need to pay an origination fee.  The Fund will also incur a commission to an insurance agent in the purchase transaction.

Voting

128)           Disclose what happens to unitholders’ voting power when the Fund issues preferred securities.

See the revised Form N-2.

Tender Offers and Other Repurchases of Units

129)           No Right of Redemption -- Make prominent the disclosure that “Members will not be able to liquidate their investment.” Given the foregoing, delete all references to the “relative” liquidity of units; they are illiquid.

See the revised Form N-2.

130)           Repurchase of Units During a Tender Offer -- What is the meaning of “from time to time” as used in this disclosure? Does the Fund plan to have regular tender offers? If so, please provide more detail as to when and how often they will occur. Disclose the conditions in which the Board will not consider a tender offer and estimate how often and for how long they are expected to exist.

Under the terms of its Operating Agreement, the Fund is authorized to repurchase units, a relatively common feature of operating agreements relating to limited liability companies.  Although this authority is described in some detail, there is no intention to conduct repurchase offers and, as a practical matter, the nature of the Fund’s assets virtually precludes the ability of the Fund to do so.  If this reservation of authority is deemed inappropriate, Registrant will amend the Operating Agreement to eliminate the repurchase authority.

131)           Determination of Repurchase Price - This price is not “based on the estimated net asset value”; it is based on NAV next calculated at effective date of repurchase.

See the revised Form N-2.

Net Asset Valuation

132)           Disclose the policy valuation experience of each member of the pricing committee; if any members lack such experience, disclose this prominently. Will the committee value each policy each month? How much time is this anticipated to take? The disclosure sets forth factors the committee may consider; what factors will the committee evaluate in all instances? Please file, as an exhibit to the registration statement, the valuation methodology used by the Advisor.

See the revised Form N-2 for additional disclosure on the experience of each member of the pricing committee and a summary of the valuation procedures.  The committee will value each policy monthly.  The valuation is expected to be completed within 7 to 10 days after each month end.

SAI

133)           Please provide narrative disclosure explaining what is permitted by the 1940 Act with respect to the Fund’s fundamental policies concerning issuance of senior securities and borrowing.

See the revised Form N-2.

134)           Please state whether borrowing includes reverse repurchase agreements.

See the revised Form N-2.

135)           Please state that the fundamental investment restriction on borrowing will be deemed violated as a result of any subsequent change in the market value of the Fund’s assets.

See the revised Form N-2.

136)           Please clarify the Fund’s concentration policy by indicating that the Fund will not concentrate in any industries other than life insurance.

See the revised Form N-2.

137)           Please include in the offering memorandum the disclosure on page 4 to the effect that the rights of lenders to receive payments will be senior to those of unitholders.

See the revised Form N-2.

138)           Please disclose the experience of the board of trustees and the officers of the Fund in valuing and trading in policies.

See the revised Form N-2.

* * * * * * * * * *

Should you have any questions regarding this letter, please contact me at 617-951-8205.

Sincerely,

/s/ Steven M. Giordano
Steven M. Giordano